Third Quarter 2018
Financial Review





ZIONS BANCORPORATION

October 22, 2018

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

The attached presentation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in the attached presentation that are based on other than historical information or that express Zions Bancorporation's expectations regarding future events or determinations are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect, among other things, our current expectations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results, or the anticipated benefits of the recently completed merger described in the presentation. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the actual amount and duration of declines in the price of oil and gas; Zions' ability to meet operating leverage goals; the rate of change of interest sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Company to achieve anticipated benefits from the recently completed merger; and legislative, regulatory and economic developments that may diminish or eliminate the anticipated benefits of the merger. These risks, as well as other factors, are discussed in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Company free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

Third Quarter 2018 Financial Highlights

Continued PPNR growth and improved profitability

- ✓ **EPS:** Diluted earnings per share increased from the year-ago period, to $1.04 in 3Q18 from $0.72
  - Notable items that are operating but believed to be infrequent included:
    - $0.01 per share of interest recoveries of greater than $1 million
    - $0.04 per share of a negative provision for credit losses due to strong credit quality performance
    - $0.01 per share related to the true-up of FDIC premiums

- ✓ **Adjusted pre-provision net revenue** [1]**:** Strong growth of 16% over year-ago period
  - A 6% year-over-year increase in adjusted revenue [1]
  - A less than 1% year-over-year increase in adjusted noninterest expense [1]

- ✓ **"Simple, Easy, Fast" initiative:**
  - Efficiency ratio was 58.8% in 3Q18, an improvement from 62.3% in the year ago period
  - Noninterest expense (NIE) increased less than 2% from the year ago period; adjusted NIE increased less than 1%

- ✓ **Loans & Deposits:**
  - Period-end loan balances increased 4% from the prior year; average loan balances also increased 4%; due to increases in commercial and consumer loans, while commercial real estate loans were generally stable
  - Average deposits increased over 3% from the prior year
  - Cost of total deposits increased 16 basis points compared to the prior year, to 28 bps from 12 bps

- ✓ **Credit quality:** Credit quality improved materially over the past year
  - Classified loans and nonperforming loans declined $464 million and $177 million, respectively, from prior year
  - Net credit recoveries were 1 bps in the third quarter compared with net charge offs of 1 bps over the past 12 months

- ✓ **Return on Tangible Common Equity was 14.2%, up from 9.8% in the prior year**

---

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

ZIONS BANCORPORATION

Earnings per Share

Diluted Earnings per Share



- Diluted earnings per share increased to $1.04 in 3Q18 from $0.72 in the year-ago period
- *Infrequent items of:*
  - *3Q18 of $0.04 per share from: interest recoveries of greater than $1 million; an $11 million negative provision for credit losses; $4 million from truing up FDIC premiums*
  - *2Q18 of $0.01 from interest recoveries of greater than $1 million*
  - *1Q18 of $0.21 per share from interest recoveries greater than $1 million; a $40 million negative provision for credit losses*
  - *4Q17 of $0.28 per share from: the revaluation of the deferred tax asset as a result of the Tax Cut and Jobs Act; the larger contribution to the Company's charitable foundation; and an $11 million negative provision for credit losses*

ZIONS BANCORPORATION

Balance Sheet Profitability

Return on Assets



Return on Tangible Common Equity



■ GAAP

Adjusted in 3Q18, 2Q18, and 1Q18 for previously mentioned interest recoveries of greater than $1 million per loan; in 3Q18 for the effect of the FDIC true-up and the $11 million negative provision for credit losses; in 4Q17 for the after-tax revaluation of DTA of $47 million, and the pre-tax charitable contribution of $12 million

ZIONS BANCORPORATION

Pre-Provision Net Revenue

Adjusted Pre-Provision Net Revenue [(1)] *($mm)*



+98% from 4Q14

4Q14 4Q15 4Q16 3Q17 4Q17 1Q18 2Q18 3Q18

- **Adjusted pre-provision net revenue:**
  - Up 16% over the past year and 98% since 4Q14
  - Up 15% and 96% over 3Q17 and 4Q14, respectively, after adjusting for the previously mentioned interest income recoveries

- **Consistent focus on:**
  - Loan growth
  - Deposit pricing discipline
  - Customer-related fee income growth
  - Expense control

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

(2) 3Q18, 2Q18 and 1Q18 results included $3 million, $1 million and $11 million, respectively, of interest income recoveries

ZIONS BANCORPORATION

Credit Quality

Strong and improving credit quality

- **Key Credit Metrics:**
  - *Classified loans (1.7% of loans)*
    - Declined 37% from the prior year
    - Declined 17% from the prior qtr
  - *NPAs+90 (about 0.7% of loans + OREO) were*
    - Declined 41% from the prior year
    - Declined 15% from prior qtr
  - *Annualized net loan losses:*
    - 3Q18: (0.01)% (recoveries)
    - Last 12 Months: 0.01%

- **Allowance for credit losses**
  - 117 basis points of total loans and leases
  - 1.8x coverage of NPAs up from 1.2x coverage a year ago
  - 0.7x of classified loans compared with 0.5x a year ago
  - Strong coverage of trailing 12 month NCOs

Credit Quality Ratios



4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Trailing 12 Month
NCOs/Lns: 0.01%
4Q14
4Q15
4Q16
3Q17
4Q17
1Q18
2Q18
3Q18
NCOs / Loans (ann.)
Classified / Loans
NPAs +90/ Loans + OREO
ACL / Loans

Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION

2018-2019 Objectives:

Growth through simplification and focus

- **Demonstrate positive operating leverage by:**
  - Achieving broad based loan growth; major loan portfolios within acceptable concentration limits
  - Building on momentum from noninterest income growth initiatives
  - Managing noninterest expense growth linked to revenue growth, profitability and digital delivery strategies
  - Achieving greater sales volumes and revenue growth through enhanced use of data

- **Target high single digit annual percentage growth rate for pre-provision net revenue** [1]

- **Demonstrate reduced volatility in financial performance than previously experienced**

- **Implement technology upgrade and digital strategies, automation and simplification of front, middle and back office processes**

- **Increase the Return _on_ and _of_ Capital**
  - Maintain top quartile credit risk profile and superior risk management posture leading to increasing returns _of_ capital

- **Execute on our Community Bank Model – doing business on a "Local" basis**

(1) Relative to FY 2017, excluding the charitable contribution related to the Tax Cuts and Jobs Act (4Q17) and interest recoveries where the recovery on an individual loan exceeded $1 million

8

ZIONS BANCORPORATION

Net Interest Income

Growth due to combination of wider net interest margin and loan growth



Net Interest Income
($mm)
$575
$550
$525
$500
$475
$450
$425
$400
3Q17
4Q17
1Q18
2Q18
3Q18
(1)
(1)
(1)
Up 8% YoY

- Up 8% over the year-ago period, to $565 million
- Adjusted (1) net interest income up $40 million, up 8% over the prior year period
- Majority of the increase attributable to increases in:
  - Short-term benchmark interest rates
  - Interest and fees on loans due to loan growth in consumer, municipal and commercial loans
  - Partial offsets include greater interest expense on borrowed funds and deposits

(1) 3Q18, 2Q18 and 1Q18 results included the previously mentioned interest income recoveries of greater than $1 million

ZIONS BANCORPORATION

Net Interest Income Drivers: Average Loan and Deposit Growth

Moderate balance sheet growth is expected to be a key driver of Zions' positive operating leverage

- Average loans held for investment: +4% over the year-ago period
- Average deposits: +3% over the year-ago period
- Improvement despite rising interest rate environment





ZIONS BANCORPORATION

Net Interest Income Drivers: Loan Growth

Moderate to strong loan growth achieved in certain targeted growth categories



Year-over-Year Loan Balance Growth

Total Loans: +4%

Note: circle size indicates relative proportion of loan portfolio as of 3Q18.

Growth Rate: Year over Year

- Municipal, 46%
- Owner Occupied (ex-NRE), 9%
- 1-4 Family, 8%
- O&G, 7%
- Other, 5%
- C&D, 6%
- Home Equity, 5%
- C&I (ex-O&G), -1%
- Term CRE (ex-NRE), -1%
- National Real Estate, -10%

45% ≈ 15% 10% 5% 0% -5% -10% -15%

$0 $5 $10 $15

Size of the Portfolio, in billions of dollars

Year over year:

- Loan growth predominantly in Residential Mortgage (1-4 Family), Owner Occupied (ex-NRE) and Municipal

- Decline of 10% in NRE and 1% in term CRE accounted for approximately $242 million of attrition

Over the next four quarters, we expect moderate total loan growth, driven by:

- Moderate to strong growth in 1-4 Family, Municipal, C&I and Owner-Occupied loans

- Stable to moderate growth in O&G, CRE

- Moderately declining NRE

Note: National Real Estate (NRE) is a line of business of Zions Bank (a division of Zions Bancorporation, N.A.) with a focus on small business loans with low LTV ratios, which generally are consistent with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Net Interest Income Drivers: Yields and Costs

Expansion of NIM reflects a higher loan yield with only a moderate increase in funding costs



Net Interest Margin (NIM)
Loan Yield
3.45%
3.45%
3.56%
3.56%
3.63%
Net Interest Margin
Securities Yield
Cash Yield
Cost of Funds
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3Q17
4Q17
1Q18
2Q18
3Q18

Relative to the *prior quarter*, the

- NIM: +7 bps to 3.63%
  - Interest recoveries on loans in 3Q18 were $3 million, or approximately 2 basis point of NIM, as compared to $1 million or approximately 1 basis point in the prior quarter(1)
  - Year-over-year adj. NIM beta: +21%
- Yield on loans: +14 bps to 4.71%
  - Interest recoveries on loans in 3Q18 were approximately 2 bps of loan yield, as compared to 1 bp in the prior quarter(1)
  - Year-over-year adj. loan beta: +54%
- Yield on securities: +5 bps to 2.28%
  - Due to reduced premium amortization vs. prior quarter; new securities purchased at accretive yields
- Cost of total deposits: +6 bps to 28 bps
  - Year-over-year beta(2) was 21%
- Cost of funds (the cost of total deposits and borrowed funds): +5 bps to 0.45%
  - Year-over-year beta was 30%

(1) Interest income recoveries noted were at least $1 million per loan; (2) beta refers to the increase in yield/cost of loans/deposits as a percent of the increase in the target federal funds rate

ZIONS BANCORPORATION

Noninterest Income



Customer-Related Fee Income [1]

($mm)

- Customer-related fee income up 2.5% from the year ago period, primarily due to increases in:
  - Loan fees (primarily syndication fees)
  - Bankcard fees
  - Corporate investment services
  - Trust and wealth management income
- Partial offsets include:
  - Interest rate swap sales and capital markets income
  - Service charges on deposits accounts
  - Loan servicing income
- Fee Income growth remains a major focus for the Company

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

ZIONS BANCORPORATION

Noninterest Expense

Focus on "Simple, Easy, Fast" expense controls and streamlining while hiring in revenue-generating areas



Noninterest Expense
($ millions)
(1)
$413
$414
$417
$415
$412
$419
$428
$420
$420
$416
+1.7% YoY
$400
$300
$200
$100
$0
3Q17
4Q17
1Q18
2Q18
3Q18
NIE (GAAP)
Adjusted NIE (Non-GAAP)

- Total noninterest expense up 1.7% from the year-ago period
- Adjusted noninterest expense[(2)] up 0.5% from the year-ago period due to:
  - Increases in:
    - Salaries and bonuses as a result of the recent tax reform and additional employees
    - FDIC premiums due to a $4 million expense in 3Q18 that represents the cumulative effect of an adjustment related to the estimated uninsured deposits since the consolidation of bank charters
    - Average employees: +1.5% YoY
  - Declines in:
    - Occupancy, Furniture and Equipment (including software) and professional and legal

(1) In 4Q17, the total noninterest expense excluding the $12 million contribution to the Company's charitable foundation was $405 million; (2) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control

Efficiency Ratio (1)



74.1%
69.6%
64.5%
62.3%
61.6%
61.3%
60.9%
58.8%
75%
70%
65%
60%
55%
4Q14
4Q15
4Q16
3Q17
4Q17
1Q18
2Q18
3Q18

- The efficiency ratio in 3Q18 was 58.8%
- Excluding interest recoveries(2) the efficiency ratio was 59.1%
- The YTD Efficiency ratio was 60.3%, excluding interest recoveries(2)
- Adjusted net revenue growth: +5.9% from the year ago period, excluding interest recoveries(2)
- Adjusted noninterest expense growth: +0.5%
- Committed to continuous improvement of the efficiency ratio

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

(2) Interest income recoveries noted were at least $1 million per loan

ZIONS BANCORPORATION

Next 12-Month Financial Outlook (3Q19E vs. 3Q18A)

	Outlook	Comments
Loan Balances	Slightly - Moderately Increasing	• Possible slight slowing of growth vs. 3Q18 of 5.1% (annualized) due to increasing market pressure on loan pricing and structure
Net Interest Income	Moderately Increasing	• Excluding interest income recoveries in 3Q18
Loan Loss Provision	Modest	• Expect quarterly loan loss provisions to be modest
Customer-Related Fees	Slightly Increasing	• Remains a key focus for the Company • Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	Slightly Increasing	• FY18 adjusted NIE expected to increase slightly (low single digit rate of growth) relative to FY17 (base of $1,628 million, which excludes $12 million charitable contribution in 4Q17)
Tax Rate	Stable	• The effective tax rate for FY18 is expected to be approximately 23%, _including_ the effects of stock-based compensation[1]
Preferred Dividends & Diluted Shares		• Expect preferred dividend to be $34 million in FY18 • Diluted shares may experience some volatility due to the effect of outstanding warrants and the average price of ZION shares

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of as a direct adjustment to equity.

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Impact of Warrants

- Loan Growth by Bank Brand and Loan Type

- Interest Rate Sensitivity

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended		
	September 30, 2018	June 30, 2018	September 30, 2017
Earnings Results:			
Diluted Earnings Per Share	$ 1.04	$ 0.89	$ 0.72
Net Earnings Applicable to Common Shareholders	215	187	152
Net Interest Income	565	548	522
Noninterest Income	136	138	139
Noninterest Expense	420	428	413
Pre-Provision Net Revenue [1]	291	268	250
Provision for Credit Losses	(11)	12	1
Ratios:			
Return on Assets[2]	1.33 %	1.19 %	0.97 %
Return on Common Equity[3]	12.1 %	10.6 %	8.3 %
Return on Tangible Common Equity[3]	14.2 %	12.4 %	9.8 %
Net Interest Margin	3.63 %	3.56 %	3.45 %
Yield on Loans	4.71 %	4.57 %	4.27 %
Yield on Securities	2.28 %	2.23 %	2.21 %
Average Cost of Total Deposits[4]	0.28 %	0.22 %	0.12 %
Efficiency Ratio [1]	58.8 %	61.1 %	62.4 %
Effective Tax Rate	23.6 %	22.1 %	34.2 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.64 %	0.77 %	1.06 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	(0.01) %	(0.11) %	0.07 %
Common Equity Tier 1 Capital Ratio	12.1 %	12.2 %	12.2 %

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has two tranches of warrants outstanding (ZIONZ and ZIONW), both of which are currently in the money
  - During 3Q18, 565,566 warrants were exercised
  - ZIONZ warrants expire on November 14, 2018; ZIONW warrants expire on May 22, 2020
- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $52.80 in 3Q18)
  - Net shares issued = shares issued from warrant exercise – shares repurchased



Dilutive Impact Sensitivity

Reflects potential dilution given various <u>average</u> common stock share prices over any given period

Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (3Q18 vs. 3Q17)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	ZBNA Other	Total
C&I (ex-Oil & Gas)	(148)	(499)	339	67	12	99	39	-	(91)
Owner occupied (ex-NRE)	176	200	70	12	33	(24)	49	-	516
CRE C&D	132	(18)	(16)	98	(35)	(47)	11	-	125
CRE Term (ex-NRE)	100	(237)	(139)	99	6	65	30	-	(76)
1-4 Family	118	308	14	40	(8)	30	12	3	517
National Real Estate	(166)	-	-	-	-	-	-	-	(166)
Energy (Oil & Gas)	(36)	165	-	3	-	(1)	4	-	135
Home Equity	29	31	36	31	8	(1)	6	-	140
Municipal	82	14	124	33	43	119	35	40	490
Other	(15)	63	2	(5)	1	18	2	(1)	65
Total net loans	272	27	430	378	60	258	188	42	1,655

Linked Quarter Loan Growth (3Q18 vs. 2Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	ZBNA Other	Total
C&I (ex-Oil & Gas)	33	(157)	(17)	30	14	13	6	-	(78)
Owner occupied (ex-NRE)	107	40	34	(6)	18	(2)	11	-	202
CRE C&D	31	30	(20)	9	13	28	2	-	93
CRE Term (ex-NRE)	21	(57)	(4)	23	10	9	4	-	6
1-4 Family	51	115	14	8	(11)	9	1	(9)	178
National Real Estate	(43)	-	-	-	-	-	-	-	(43)
Energy (Oil & Gas)	(41)	54	-	(1)	-	3	(1)	-	14
Home Equity	4	12	13	11	10	10	(1)	-	59
Municipal	(1)	17	74	(6)	(3)	50	4	40	175
Other	(14)	1	-	(1)	(1)	(6)	(3)	(1)	(25)
Total net loans	148	55	94	67	50	114	23	30	581

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Interest Rate Sensitivity and Historical Deposit Beta

Zions remains moderately asset sensitive, with a loan profile that is weighted towards a one-year reset

Net Interest Income Sensitivity

Modeled Annual Change in a +200bps Interest Rate Environment[1]	
Δ in NII	5%
Assumed Beta of Total Deposits	37%

Short Term Resets or Maturities *(loans only)*	Percent of Loans	Hedges (swaps, floors)	Net Percentage of Portfolio [2]
Prime and 1M Libor	48%	-2%	46%
2-3M Libor	4%	--	4%
4-12M Libor	4%	--	4%
Other Lns <12 months	7%	0.4%	7%
Longer-term Resets or Maturities			
1-5 years	25%	--	25%
5+ years	13%	--	13%

2004-2006 and 2015-3Q18 Rate Cycles



Percent
ZION Cost of Total Deposits
Peer Median Cost of Total Deposits
ZION CoD less FF Target (L Axis)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2004-2006
2015-2Q18
QTR 0
QTR 1
QTR 2
QTR 3
QTR 4
QTR 5
QTR 6
QTR 7
QTR 8
QTR 9
QTR 10
QTR 11
QTR 12

- Zions and the peer median experienced a cumulative 42% and 45% deposit beta during 2004-5 rising interest rate period, respectively, although for the first 200 bps the beta for Zions and Peers was 19% and 24%, respectively
- Cumulative rate hike cycle beta includes one full year for deposit costs to catch up to the changes in the benchmark rates. Chart begins one quarter preceding the first increase in Fed Funds rate for each cycle.

Source: Company filings and SNL Financial. [1] This 12-month simulated impact using a static-sized balance sheet and a parallel shift in the yield curve, does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs) and is based on statistical analysis relating pricing and deposit migration to benchmark rates (e.g. LIBOR, U.S. Treasuries).
[2] Net percentage column sums to less than 100% due primarily to 2% of total loans that have interest rate floors which are in the money (floor rate > index+spread rate); these $0.6 billion of loan balances with floors have a weighted average "in the money" amount of less than 50 bps. After giving effect to potential future rate hikes, loans with floors would no longer be subject to the floors and would begin to reset with the relevant indices and therefore the 99% total at June 30, 2018 would increase to/towards 100%. Because the dates at which the floors would no longer be in effect are not certain (subject to future Federal Reserve monetary policy decisions), the timing of such cannot be reflected in the chart.

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		3Q18	2Q18	1Q18	4Q17	3Q17
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 420	$ 428	$ 412	$ 417	$ 413
Adjustments:						
Severance costs		2	1	-	1	1
Other real estate expense		1	-	-	-	(1)
Provision for unfunded lending commitments		-	7	(7)	(1)	(4)
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	1	2
Restructuring costs		1	-	-	1	1
Total adjustments	(b)	4	8	(7)	2	(1)
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	416	420	419	415	414
Net Interest Income (GAAP)	(d)	565	548	542	526	522
Fully taxable-equivalent adjustments	(e)	5	5	5	9	9
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	570	553	547	535	531
Noninterest income (GAAP) [1]	(g)	136	138	138	139	139
Combined income	(f) + (g) = (h)	706	691	685	674	670
Adjustments:						
Fair value and nonhedge derivative income (loss)		-	-	1	-	-
Equity securities gains (losses), net		(1)	1	-	-	5
Total adjustments	(i)	(1)	1	1	-	5
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	707	690	684	674	665
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 286	$ 263	$ 273	$ 257	$ 257
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 291**	**$ 270**	**$ 265**	**$ 259**	**$ 251**
Efficiency Ratio [1]	(c) / (j)	**58.8 %**	**60.9 %**	**61.3 %**	**61.6 %**	**62.3 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		3Q18	2Q18	1Q18	4Q17	3Q17
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense [1]**	$420	$428	$412	$417	$413
	LESS adjustments:					
	Severance costs	2	1	-	1	1
	Other real estate expense	1	-	-	-	(1)
	Provision for unfunded lending commitments	-	7	(7)	(1)	(4)
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	-	1	2
	Restructuring costs	1	-	-	1	1
(b)	*Total adjustments*	*4*	*8*	*(7)*	*2*	*(1)*
(a-b)=(c)	**Adjusted noninterest expense**	**$416**	**$420**	**$419**	**$415**	**$414**
(d)	Net interest income	565	548	542	526	522
(e)	Fully taxable-equivalent adjustments	5	5	5	9	9
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	570	553	547	535	531
(g)	Noninterest Income	136	138	138	139	139
(f+g)=(h)	**Combined Income**	**$706**	**$691**	**$685**	**$674**	**$670**
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	-	-	1	-	-
	Securities gains (losses), net	(1)	1	-	-	5
(i)	*Total adjustments*	*(1)*	*1*	*1*	*-*	*5*
(h-i)=(j)	**Adjusted revenue**	**$707**	**$690**	**$684**	**$674**	**$665**
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	**$291**	**$270**	**$265**	**$259**	**$251**
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	215	187	231	114	152
(l)	Diluted Shares	205,765	209,247	210,243	209,681	209,106
	GAAP Diluted EPS	1.04	0.89	1.09	0.54	0.72
	PLUS Adjustments:					
	Adjustments to noninterest expense	4	8	(7)	2	(1)
	Adjustments to revenue	(1)	(1)	(1)	-	(5)
	Tax effect for adjustments (25% for 2019, 38% prior periods)	1	(2)	2	(1)	2
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	4	5	(6)	1	(4)
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	**219**	**192**	**225**	**115**	**148**
(n)/(l)	Adjusted EPS	1.06	0.92	1.07	0.55	0.71
(o)	Average assets	66,374	66,505	66,366	65,697	65,339
(p)	Average tangible common equity	6,009	6,057	6,045	6,203	6,212
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.31%	1.16%	1.37%	0.70%	0.91%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	14.4%	12.7%	15.1%	7.4%	9.5%
(c)/(j)	Efficiency Ratio	58.8%	60.9%	61.3%	61.6%	62.3%

ZIONS BANCORPORATION